UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 1)*

EAGLEFORD ENERGY, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

298248105
(CUSIP Number)

April 7, 2010
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)
☐     Rule 13d-1(c)
☐     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Form 13-G/A is being filed as Amendment No. 1 to the 13-G report, dated June 29, 2010, filed with the Securities and Exchange Commission on July 1, 2010, for the sole purpose of amending the number of shares and percentage of shares of the Issuer’s common stock reported in said 13-G report. It was inadvertently reported that the Reporting Persons owned 2,173,000 shares of the Issuer’s common stock, or 9% thereof. The correct number of shares and percentage should be 2,416,881 and 9.97%, respectively.

This Form 13G/A consists of an amended cover page, this explanatory note and the joint signature page. Other than as expressly set forth herein, this Form 13-G/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 13-G filed on July 1, 2010, or reflect any events that have occurred after the Form 13-G was filed on July 1, 2010.

Cusip No. 298248105	13G/A	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON Gottbetter Capital Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,416,881
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER 2,416,881
	8.	SHARED DISPOSITIVE POWER N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,881 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	As of the date hereof, includes warrants to purchase 173,000 shares of common stock of the Issuer.

(2)	Based on 24,232,559 outstanding shares of common stock of the Issuer as of April 7, 2010.

Cusip No. 298248105	13G/A	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON Adam S. Gottbetter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,416,881
	6.	SHARED VOTING POWER N/A
	7.	SOLE DISPOSITIVE POWER 2,416,881
	8.	SHARED DISPOSITIVE POWER N/A
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,881 (3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.97% (4)
12.	TYPE OF REPORTING PERSON IN

(3)	Adam S. Gottbetter has sole voting and investment power over the shares held by Gottbetter Capital Group, Inc.

(4)	Based on 24,232,559 outstanding shares of common stock of the Issuer as of April 7, 2010.

Cusip No. 298248105	13G/A	Page 4 of 7 Pages

Item 1(a).                      Name of Issuer: Eagleford Energy, Inc.
Item 1(b).             Address of Issuer’s Principal Executive Offices: 1 King Street West, Suite 1505, Toronto, Ontario, Canada M5H 1A1
Item 2(a).                      Name of Person Filing: Scott E. Rapfogel, Esq.
Item 2(b).                      Address of Principal Business Office or, if none, Residence:  c/o Gottbetter & Partners, LLP, 488 Madison Avenue, 12th Floor, New York, NY 10022
Item 2(c).                      Citizenship: United States
Item 2(d).                      Title of Class of Securities: Common Stock, no par value
Item 2(e).                      CUSIP Number:  298248105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Cusip No. 298248105	13G/A	Page 5 of 7 Pages

Item 4.	Ownership:

(a)           Amount beneficially owned: 2,416, 188 (1)

(b)           Percent of Class:                                9.97 (2)

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of Cover Page.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five (5%) percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of another Person: N/A

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.	Identification and Classification of Members of the Group: N/A

Item 9.	Notice of Dissolution of Group: N/A

Item 10.	Certification:

Cusip No. 298248105	13G/A	Page 6 of 7 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2011

         /s/Adam S. Gottbetter
Adam S. Gottbetter

Gottbetter Capital Group, Inc.

         By: /s/ Adam S. Gottbetter
Adam S. Gottbetter, President